Exhibit 12.1
ORBIMAGE HOLDINGS, INC.
Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company			Successor Company
						Three Months
	Year Ended December 31,			Year Ended December 31,		Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Earnings:

Earnings (loss) before income taxes	$(177,046)	$(30,602)	$84,289	$(24,739)	$(24,255)	$(5,522)	$552
Plus: Fixed charges	30,968	8,100	1,363	10,327	20,021	2,165	12,908
Less: interest capitalized during period	—	—	—	—	(5,850)	—	(7,054)

	$(146,078)	$(22,502)	$85,652	$(14,412)	$(10,084)	$(3,357)	$6,406

Fixed charges:

Interest expense	$30,948	$8,085	$1,303	$10,259	$14,083	$2,094	$5,743
Capitalized interest	—	—	—	—	5,850	—	7,054
Estimated portion of rent expense representative of interest	20	15	60	68	88	71	111

	$30,968	$8,100	$1,363	$10,327	$20,021	$2,165	$12,908

Ratio of earnings to fixed charges (a)	—	—	62.8x	—	—	—	0.5x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of earnings before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt discount and deferred financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. For the years ended December 31, 2001, 2002, 2004 and 2005, our earnings were insufficient to cover our fixed charges by $177.0 million, $30.6 million, $24.7 million and $30.1 million, respectively. For the three months ended March 31, 2005 and 2006, our earnings were insufficient to cover our fixed charges by $5.5 million and $6.5 million, respectively.